                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            REPORT OF FOREIGN ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                                  29 March 2004


                               PREMIER FARNELL PLC
                               -------------------


                               PREMIER FARNELL PLC
                               -------------------
                  (Translation of registrant's name in English)

                       Armley Road, Leeds, West Yorkshire
                                LS12 2QQ, England
                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F    X            Form 40-F
                                       ---                     ---

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes                       No  X
                               ---                      ---

        If "Yes" is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-........



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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        PREMIER FARNELL PLC
                                            (Registrant)


         Date: 29 March 2004            By: /s/ Steven John Webb
                                           -------------------------
                                           Steven John Webb
                                           Group Company Secretary and
                                           General Counsel




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                                   SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

------ ---------------------------------------------- ---- ----------------------------------------------
1.     Name of company                                2.   Name of director
------ ---------------------------------------------- ---- ----------------------------------------------
       Premier Farnell plc                                 Laurence Bain
------ ---------------------------------------------- ---- ----------------------------------------------



------ ---------------------------------------------- ---- ----------------------------------------------
3.     Please state whether notification indicates    4.   Name of the registered holder(s) and, if
       that it is in respect of holding of the             more than one holder, the number of shares
       shareholder named in 2 above or in respect          held by each of them (if notified)
       of a non-beneficial interest or in the case
       of an individual holder if it is a holding
       of that person's spouse or children under
       the age of 18 or in respect of an
       non-beneficial interest
------ ---------------------------------------------- ---- ----------------------------------------------
       Director and Spouse                                 Laurence Bain  500
                                                           Ann Bain       4500
------ ---------------------------------------------- ---- ----------------------------------------------



------ ---------------------------------------------- ---- ----------------------------------------------
5.     Please state whether notification relates to   6.   Please state the nature of the transaction.
       a person(s) connected with the director             For PEP transactions please indicate whether
       named in 2 above and identify the connected         general/single co PEP and if
       person(s)                                           discretionary/non discretionary /non
                                                           discretionary
------ ---------------------------------------------- ---- ----------------------------------------------
       Spouse                                              Open market purchase of ordinary shares
------ ---------------------------------------------- ---- ----------------------------------------------



------- -------------------- ----- ------------------ ----- -------------------- ----- ------------------
7.      Number of            8.    Percentage of      9.    Number of            10.   Percentage of
        shares/amount of           issued class             shares/amount of           issued class
        stock acquired                                      stock disposed
------- -------------------- ----- ------------------ ----- -------------------- ----- ------------------
        5,000                      0.00137                  None                       N/A
------- -------------------- ----- ------------------ ----- -------------------- ----- ------------------



-------- ------------------- ----- ------------------ ----- ------------------- ------ ------------------
11.      Class of security   12.   Price per share    13.   Date of             14.    Date company
                                                            transaction                informed
-------- ------------------- ----- ------------------ ----- ------------------- ------ ------------------
         Ordinary shares           (pound)2.48              29 March 2004              29 March 2004
         of 5p each
-------- ------------------- ----- ------------------ ----- ------------------- ------ ------------------



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
-------- -------------------------------------------- ------ --------------------------------------------
15.      Total holding following this notification    16.    Total percentage holding of issued class
                                                             following this notification
-------- -------------------------------------------- ------ --------------------------------------------
         5,000                                               0.00137
-------- -------------------------------------------- ------ --------------------------------------------


If a director has been granted options by the company please complete the following boxes.

-------- -------------------------------------------- ------ --------------------------------------------
17.      Date of grant                                18.    Total percentage holding of issued class
                                                             following this notification
-------- -------------------------------------------- ------ --------------------------------------------
         -                                                   -
-------- -------------------------------------------- ------ --------------------------------------------



-------- -------------------------------------------- ------ --------------------------------------------
19.      Total amount paid (if any) for grant of      20.    Description of shares or debentures
         the option                                          involved: class, number
-------- -------------------------------------------- ------ --------------------------------------------
         -                                                   -
-------- -------------------------------------------- ------ --------------------------------------------



-------- -------------------------------------------- ------ --------------------------------------------
21.      Exercise price (if fixed at time of grant)   22.    Total number of shares or debentures over
         or indication that price is to be fixed at          which options held following this
         time of exercise                                    notification
-------- -------------------------------------------- ------ --------------------------------------------
         -                                                   -
-------- -------------------------------------------- ------ --------------------------------------------



-------- -------------------------------------------- ------ --------------------------------------------
23.      Any additional information                   24.    Name of contact and telephone number for
                                                             queries
-------- -------------------------------------------- ------ --------------------------------------------
         -                                                   Steven Webb
                                                             0113 387 5277
-------- -------------------------------------------- ------ --------------------------------------------



-------- ------------------------------------------------------------------------------------------------
25.      Name and signature of authorised company official responsible for making this notification
         Steven Webb
         Company Secretary
         Premier Farnell plc
         150 Armley Road
         Leeds LS12 2QQ

         Date of notification: 29 March 2004
-------- ------------------------------------------------------------------------------------------------



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